The following table sets forth certain summary consolidated financial information for the three and six months ended June 30, 2016 and 2015 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s $920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending June 30:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
Total revenue Profit (loss) continuing operations - attributable to owners Profit (loss) - attributable to owners	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	- (7,171) (7,171)	- (2,724) (2,724)	128,278 (5,241) (5,241)	116,064 (38,139) (38,139)	118,697 2,652 2,652	34,825 (16,085) (16,085)	- 4,057 4,057	- 12,658 12,658	246,975 (5,703) (5,703)	150,889 (44,290) (44,290)

For the six months ending June 30:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
Total revenue Profit (loss) continuing operations - attributable to owners Profit (loss) - attributable to owners	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	- (16,685) (16,685)	- (26,594) (26,594)	239,730 (22,887) (22,887)	244,777 (41,885) (41,885)	260,870 10,831 10,831	34,825 (22,781) (22,781)	- 7,250 7,250	- 27,133 27,133	500,600 (21,491) (21,491)	279,602 (64,127) (64,127)

As at June 30, 2016 and December 31, 2015:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
Current assets Non-current assets Current liabilities Non-current liabilities	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	40,448 2,974,797 40,614 1,130,334	60,041 2,908,574 34,143 1,085,780	114,587 1,012,942 127,860 841,032	116,856 945,412 128,433 744,346	274,283 4,293,836 151,498 1,428,963	256,915 4,240,551 213,626 1,388,675	- (4,159,315) (3,519) (936,460)	1,366 (4,050,130) 1,363 (904,071)	429,318 4,122,260 316,453 2,463,869	435,178 4,044,407 377,565 2,314,730

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.